

Mail Stop 7010

October 11, 2007

J. Patrick Robinson
Chief Financial Officer
Newell Rubbermaid, Inc.
10 B Glenlake Parkway, Suite 300
Atlanta, Georgia 30328

> **Re:** **Newell Rubbermaid, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 1-9608**

Dear Mr. Robinson:

We have reviewed your responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

Footnote 19 – Industry Segment Information, page 71

1.   We note your response to prior comment 2 regarding the appropriateness of aggregating the Rubbermaid Commercial Products, Rubbermaid Food Products, Rubbermaid Home Products and Levolor/Kirsch operating segments into your Cleaning, Organization & Décor reportable segment. In light of the aggregation criteria set forth in paragraph 17 of SFAS 131, we continue to have concerns regarding the appropriateness of aggregating Rubbermaid Home Products and Levelor/Kirsh within your Cleaning, Organization & Decor reportable segment.

Specifically, with regard to the aggregation of Rubbermaid Home Products, we note the following:

- In 2003, the Company began internally reporting certain product categories of the Rubbermaid business as Rubbermaid Home Products. You acknowledge that the products identified as home products generally had lower gross margins.
- We note your expectation that the forecasted gross margins of the Rubbermaid Home Products business will "move into closer alignment" with the other Rubbermaid operating segments. However, it does not appear to us that this closer alignment results in Rubbermaid Home Products having historical or expected long-term average gross margins that are similar to Rubbermaid Commercial and Rubbermaid Food Products.
- Your discussion of the fact that you continue to aggressively position Rubbermaid Home Products for improved profitability in the future and the need to expand and improve the product mix of products in the Rubbermaid Home Products operating segment highlights to us that the appropriate allocation of resources to this operating segment is important to the company and that separate disaggregated segment disclosures in addition to good quality Management's Discussion and Analysis information regarding this segment is necessary for a reader's ability to see the company through the eyes of management.
- While you believe that there is no single measure that demonstrates the economic similarity of the three Rubbermaid operating segments, we note that SFAS 131 looks to long term gross margin and sales trends as an indicator of economic similarity.
- You indicate that it is management's intention to collapse the three Rubbermaid operating segments back into a single operating segment "at an appropriate time". It is unclear to us your timetable for revising your internal reporting structure, however, notwithstanding management's intentions, we continue to believe the segment information presented in your historical financial statements should be representative of your current internal reporting structure such that Rubbermaid Home Products is reported as a separate reportable segment.

For these reasons, we continue to believe your historical financial statements should be revised to reflect Rubbermaid Home Products as a separate reportable segment.

2.   With regard to the appropriateness of aggregating your Levolor/Kirsch operating segment within your Cleaning, Organization & Decor reportable segment, we note the following:

- Based on your disclosures, it appears that many of your products included in this reportable segment are Rubbermaid branded products related to indoor and outdoor organization, home storage, food storage, cleaning, refuse and material handling. In this regard we note your belief that there is "substantial brand equity across the spectrum of Rubbermaid products". We also note that while certain of these Rubbermaid products "serve the decorative needs of the consumer" we have difficulty further concluding that the decorative aspect of certain of these products makes them similar to Levolor/Kirsch window treatment products.

- Even though Levolor/Kirsch is an individually immaterial operating segment it should not be aggregated with other operating segments unless it meets the aggregation criteria of paragraph 17 of SFAS 131. Such immaterial operating segments may be included in the "Other" category as described in paragraph 19 of SFAS 131 if they meet a majority of the paragraph 17 aggregation criteria.
- Paragraph 20 of SFAS 131 requires that if total external revenue reported by operating segments constitutes less than 75% of total consolidated revenue, additional operating segments shall be identified as reportable segments (even if they do not meet the criteria in paragraph 18) until at least 75 percent of total consolidated revenue is included in reportable segments. In this regard, we note that if you were to include Levolor/Kirsch within your Other category, you would still be above the 75% reportable segment revenue threshold for the year ended June 30, 2006.

Given your conclusion that including Levolor/Kirsch in your Other "Home & Family" operating group would "provide a less informative view of these businesses" as well as the fact that you would still meet the requirements of paragraph 20 related to reportable segment revenue disclosures if you were to reclassify Levolor/Kirsch into your Other "Home & Family" operating group, we have no further comment regarding your aggregation of Levolor/Kirsch operating segment.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bret Johnson at (202) 551-3753, Jeanne Baker at (202) 551-3691, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief